Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SiGe Semiconductor, Inc:

We consent to the use of our report dated June 30, 2010, with respect to the consolidated balance sheets of SiGe Semiconductor, Inc. as of January 2, 2009 and January 1, 2010 and the related consolidated statement of operations, stockholders’ equity and redeemable convertible preferred stock and cash flows for the years ended December 28, 2007, January 2, 2009 and January 1, 2010 and the related Valuation and Qualifying Accounts schedule included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Ottawa, Canada
July 29, 2010